

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via Facsimile
Mr. Stephen E. Graham
Senior Vice President – Chief Financial Officer and Secretary
Associated Materials, LLC
3773 State Rd.
Cuyahoga Falls, OH 44223

> **RE:** **Associated Materials, LLC**
> **Form 10-K for the Year ended January 1, 2011**
> **Filed April 1, 2011**
> **Form 10-Q for the Quarter ended July 2, 2011**
> **Filed August 11, 2011**
> **File No. 0-24956**

Dear Mr. Graham:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 1, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

Notes Regarding Combined Results of Operations and Selected Financial and Operating Information due to the Acquisition, page 26

2. Please do not present or discuss the combined historical results of the predecessor and successor. Please instead discuss the separate historical results of the predecessor and the successor. Please revise your MD&A accordingly.

Year Ended January 1, 2011 Compared to Year Ended January 2, 2010

3. In your discussion of gross profit and selling, general and administrative expenses, you discuss measures that exclude certain items. Given that gross profit and selling, general and administrative expenses that exclude certain items represent non-GAAP measures, you should present the disclosures required by Item 10(e) of Regulation S-K. Your disclosures should identify these items as non-GAAP performance measures and explain why your management believes that excluding certain items from these measures provides useful information to investors regarding your financial condition and results of operations. Please ensure that you revise the disclosure in your interim filings as well.

Item 8 – Financial Statements and Supplementary Data, page 44

Note 18 – Subsidiary Guarantors, page 86

4. You disclose that each of the subsidiary guarantors is wholly-owned by you. Please confirm, and disclose, if true, that each of the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

Exhibit 12.1

5. It appears that there are several periods in which the ratio of earnings to fixed charges indicates less than one-to-one coverage. As such, please revise footnote (1) of Exhibit 12.1 so you don't imply there was only one period in which earnings were not adequate to cover fixed charges. In addition, please disclose the dollar amount of the deficiency for each period in which the ratio of earnings to fixed charges indicates less than one-to-one coverage. Refer to Instruction 2(A) to Item 503(d) of Regulation S-K.

Mr. Stephen E. Graham
Associated Materials, LLC
October 28, 2011
Page 3

Form 10-Q for the Fiscal Quarter Ended July 2, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief